[redacted]

SECU 15045251 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 18 2015
Washington DC
124

SEC FILE NUMBER
8- 36959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cooper Malone McClain, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 E Kellogg, Ste 700
(No. and Street)

Wichita	KS	67207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John K Cooper (316) 685-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1551 N Waterfront Parkway, Ste 300	Wichita,	KS	67206
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TS

02/19/15

OATH OR AFFIRMATION

I, John K Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooper Malone McClain, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBRA L. ROGERS
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 9-26-18

Signature

President

Title

Notary Public
Debra L. Rogers

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

This is a copy of the Company's annual financial statements reproduced from an electronic file. An original copy of this document is available in the Company's office.

BKD LLP
CPAs & Advisors

1551 N. Waterfront Parkway, Suite 300 // Wichita, KS 67206-6601
316.265.2811 // fax 316.265.9405 // bkd.com

Report of Independent Registered Public Accounting Firm

Management
Cooper Malone McClain, Inc.
Wichita, Kansas

We have audited the accompanying statement of financial condition of Cooper Malone McClain, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Cooper Malone McClain, Inc. as of December 31, 2013, were audited by other auditors in accordance with auditing standards generally accepted in the United States of America whose report dated January 29, 2014, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation of the Computation of Net Capital and Aggregate Indebtedness with that of the Registrant as Filed in Part IIA of Form X-17A-5 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Cooper Malone McClain, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

BKD, LLP

Wichita, Kansas
February 9, 2015

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2014 and 2013

ASSETS

	2014	2013
Cash	$ 35,822	$ 30,588
Deposit with clearing organization	242,576	228,784
Receivables:		
Commissions and interest	1,451	1,973
Employees and stockholders	12,118	6,387
Securities Owned		
Investment inventory, at market; cost $0 and $27,951, respectively	-	27,407
Company investments, at market; cost $295,612 and $917,737, respectively	371,464	714,346
Furniture and equipment, net of accumulated depreciation of $ 70,605 and $ 75,964	6,845	10,044
Other assets:		
Cash surrender value of life insurance	776,536	720,603
Other	23,915	23,895
Total assets	$ 1,470,727	$ 1,764,027

LIABILITIES AND STOCKHOLDER'S EQUITY

	2014	2013
Liabilities:		
Note and margin payable, clearing organization	$ -	$ 385,943
Payables:		
Clearing organization	3,975	2,275
Other liabilities	38,432	35,636
Total liabilities	42,407	423,854
Stockholder's equity		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	100,000	100,000
Additional paid-in capital	350,157	350,157
Retained earnings	978,163	890,016
Total stockholder's equity	$ 1,428,320	$ 1,340,173
	$ 1,470,727	$ 1,764,027

The accompanying notes are an integral
part of these financial statements

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2014 and 2013

	2014	2013
Revenues:		
Trading commission income	$ 379,974	$ 490,052
Net trading profit	1,187	250,736
Interest income	15,021	36,738
Underwriting profits	244,016	382,612
Fiscal advisory fees	131,850	46,340
Other	96,861	107,679
Unrealized gain, securities owned	279,789	6,828
	$ 1,148,698	$ 1,320,985
Expenses:		
Salaries and commissions	669,517	769,535
General and administrative	385,347	417,286
Interest	5,687	23,959
	1,060,551	1,210,780
Net Income	$ 88,147	$ 110,205

The accompanying notes are an integral
part of these financial statements

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended December 31, 2014 and 2013

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2012	100,000	$ 100,000	$ 350,157	$ 779,811	$ 1,229,968
Net Income	-	-	-	110,205	110,205
Balance, December 31, 2013	100,000	$ 100,000	$ 350,157	$ 890,016	$ 1,340,173
Net Income	-	-	-	**88,147**	**88,147**
Balance, December 31, 2014	**100,000**	**$ 100,000**	**$ 350,157**	**$ 978,163**	**$ 1,428,320**

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:		
Net income	**$ 88,147**	$ 110,205
Adjustments to reconcile net income to net cash flow from operating activities		
Deprecation	**2,515**	3,303
(Gain)loss on sale of furniture and equipment	**505**	(40)
Net change in cash surrender value of life insurance	**(55,933)**	(52,956)
Changes in operating assets and liabilities		
Deposit with clearing organization	**(13,792)**	(15,747)
Receivables	**(5,209)**	32,023
Securities owned	**370,289**	99,302
Other assets	**(20)**	(2,921)
Payables:		
Clearing organization	**1,700**	(4,295)
Other liabilities	**2,796**	2,926
Net cash flow from operating activities	**390,998**	171,800
Cash flows from investing activities		
Purchase of furniture and equipment	**-**	(5,229)
Proceeds on sale of furniture and equipment	**179**	220
Net cash flow from investing activities	**179**	(5,009)
Cash flows from financing activities:		
Net payments on note and margin payable, clearing organization	**(385,943)**	(155,261)
Net cash flow from financing activities	**(385,943)**	(155,261)
Change in cash	**5,234**	11,530
Cash, beginning of year	**30,588**	19,058
Cash, end of year	**$ 35,822**	$ 30,588

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS OPERATIONS

Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with the clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Securities transactions, including trading commission income, net trading gains/losses (included in net trading profit), and unrealized gains and losses are recorded on the trade date. Underwriting fees and fiscal fees, including all applicable expenses, are recognized when all services are rendered and closing of the bond issue is assured. Interest income is recognized when earned.

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Receivables - Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account. The company has receivables that consist of amounts due from employees and stockholders.

Securities Owned - Securities owned are classified as investment inventory or company investments, with unrealized gains and losses included in earnings and realized gains and losses computed using the specific identification method. They are carried at fair market value. Securities classified as investment inventory are those held by the Company to be sold to its customers. Securities classified as company investments are those held by the Company for income and capital appreciation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes - The Company elected to be taxed as a small business corporation under Subchapter S of the Internal Revenue Code. Under such provisions, the stockholders are taxed individually on their respective share of the Company's taxable income. The Company generally does not incur income taxes at the company level. As such, there is no tax provision recognized in the financial statements. It is customary for S corporations to make stockholder distributions to be used by stockholders to pay quarterly estimated taxes and annual year-end tax amounts. Such distributions are treated as a reduction of equity when paid.

The Company recognizes the financial statement effects of a tax position only when it believes it can more likely than not sustain the position upon an examination by the relevant tax authority. Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending in 2011, 2012, 2013 and 2014.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Cash Surrender Value of Life Insurance - Cash Surrender values are determined by the underwriting insurance company's valuation models and represent the guaranteed value the Company would receive upon surrender of the policies as of December 31, 2014 and 2013. These policies are held on the Company's founders.

Reclassifications - Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Subsequent Events - Subsequent events have been evaluated through February 9th, 2015, which is the date the financial statements were issued.

3. DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization equal to the greater of $30,000 or various percentages of securities owned. There were deposits of $242,576 and $228,784 at December 31, 2014 and 2013, respectively.

4. **SECURITIES OWNED**

Securities owned at December 31, 2014 and 2013, consist of investment inventory and Company investments at fair values, as follows:

	2014	2013
Investment inventory:		
Corporate bonds	$ -	$ 2,094
Municipal bonds	-	25,313
	$ -	$ 27,407
Company investments:		
Equity securities	$ 371,464	$ 714,346

Substantially all the municipal bonds pertain to Kansas issues.

5. **FURNITURE AND EQUIPMENT**

Furniture and equipment consists of the following:

	December 31		Estimated
	2014	2013	Useful Lives
Office furniture and fixtures	$ 65,972	$ 71,428	6 to 10 years
Computer equipment	11,478	14,580	3 to 6 years
	$ 77,450	$ 86,008	
Less:			
Accumulated depreciation	70,605	75,964	
	$ 6,845	$ 10,044	

6. **LINE OF CREDIT**

The Company has a $100,000 revolving line of credit expiring May 2015. At December 31, 2014 and 2013, there was $0 and $0 borrowed against this line, respectively. The line is collateralized by substantially all of the Company's assets. The interest rate, which was 4.75% and 5.00% on December 31, 2014 and 2013, respectively, varies with the bank's prime rate and is payable semi-annually.

7. **LEASES**

The Company leases office space (through May 2017) and equipment (through July 2017) under long-term lease agreements that are classified as operating leases. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 2014:

Year Ending December 31,	
2015	$ 51,039
2016	51,039
2017	21,898
Thereafter	-

Rental expense for all operating leases was $55,188 and $59,539 in 2014 and 2013, respectively.

8. NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION

The Company's municipal and corporate bond inventory is financed through Southwest Securities, Inc., the Company's clearing organization. Amounts payable on this note were $0 and $385,943 at December 31, 2014 and 2013, respectively. The note is secured by municipal bonds as well as equity securities with a market value of $371,464 and $741,753 at December 31, 2014 and 2013, respectively, and is due as the respective secured inventory is sold.

Interest expense is calculated daily on the inventory settlement date balance at the margin base rate (4.59% at December 31, 2014). Interest paid 2014 and 2013 was $5,687 and $23,959, respectively.

9. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 15% of their compensation on a pre-tax basis. The Company contributes safe harbor contributions each pay period. The Company contributed $22,468 and $27,361, during the years ended December 31, 2014 and 2013, respectively.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value measurements apply to all assets and liabilities that are being measured and reported on a fair value basis. This requires disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Inputs - Quoted prices in active markets for identical assets of liabilities. This includes securities owned consisting of corporate bonds, municipal bonds and equity securities.

Level 2 Inputs - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Inputs - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Securities Owned - These instruments are valued in an active market (Level 1) unless required to be discounted based on regulatory requirements (Level 3).

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following table sets forth the Company's financial assets and liabilities by level within the fair value hierarchy that were measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Fair Value
Assets as of December 31, 2014:				
Securities owned	$ 371,464	$ -	$ -	$ 371,464
Assets as of December 31, 2013:				
Securities owned	$ 741,753	$ -	$ -	$ 741,753

12. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital and net capital requirements of $1,304,144 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1. At December 31, 2013, the Company had net capital and net capital requirements of $1,180,667 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1.

13. OFF BALANCE SHEET RISK

The Company's commission revenue includes amounts resulting from customer transactions introduced through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

SUPPLEMENTARY INFORMATION

COOPER MALONE MCCLAIN, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1

December 31, 2014 and 2013

	2014	2013
Aggregate indebtedness:		
Payable:		
Clearing organization	$ 3,975	$ 2,275
Other liabilities	38,432	35,636
Total aggregate indebtedness	$ 42,407	$ 37,911
Net Capital:		
Credit items:		
Common stock	$ 100,000	$ 100,000
Additional paid-in capital	350,157	350,157
Retained earnings	978,163	890,016
Total credit items	$ 1,428,320	$ 1,340,173
Deduction and charges:		
Receivables, employees and stockholders	12,118	6,387
Furniture and equipment, at cost, less accumulated depreciation	6,845	10,044
Other assets	23,915	23,895
Haircuts and undue concentration on securities owned	81,298	119,180
Total deductions and charges	124,176	159,506
Net capital	$ 1,304,144	$ 1,180,667
Capital requirements:		
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($100,000)	$ 100,000	$ 100,000
Net capital in excess of requirements	1,204,144	1,080,667
	$ 1,304,144	$ 1,180,667
Ratio of aggregate indebtedness to net capital	.03 to 1	.03 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2014 and 2013. There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014 and 2013.

Cooper Malone McClain, Inc.
7701 E KELLOGG ✱ SUITE 700 ✱ WICHITA, KANSAS 67207
P.O. BOX 781684 ✱ WICHITA, KANSAS 67278-1684
FAX 316-685-1751 800-657-5730 PHONE 316-685-5777

Cooper Malone McClain, Inc.'s Exemption Report

Cooper Malone McClain, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Cooper Malone McClain, Inc.

I, John K. Cooper, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

February 09, 2015

JKC:mdd

BKD LLP
CPAs & Advisors

1551 N. Waterfront Parkway, Suite 300 // Wichita, KS 67206-6601
316.265.2811 // fax 316.265.9405 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Cooper Malone McClain, Inc.
Wichita, Kansas

We have reviewed management's statements, included in the accompanying Cooper Malone McClain, Inc.'s Exemption Report in which (1) Cooper Malone McClain, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R.§240.15c3-3: *(k)(2)(ii)* (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph *(k)(2)(ii)* of Rule 15c3-3 under the *Securities Exchange Act of 1934.*

BKD, LLP

BKD, LLP

Wichita, Kansas
February 9, 2015

COOPER MALONE MCCLAIN, INC.

Report of Independent Registered Public Accounting Firm and Financial Statements

December 31, 2014 and 2013